UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

BLADEX’S PROFIT FOR THE FIRST QUARTER 2017 REACHED $23.5 MILLION, OR $0.60 PER SHARE, UP 76% QoQ ON LOWER CREDIT PROVISION CHARGES, STABLE YoY

PANAMA CITY, REPUBLIC OF PANAMA, April 21, 2017

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the first quarter (“1Q17”) ended March 31, 2017.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q17	4Q16	1Q16
Key Income Statement Highlights
Total income	$38.3	$43.2	$37.0
Expenses:
Impairment loss from ECL on loans at amortized cost, loan commitments and financial guarantees contracts, and investment securities	$3.7	$17.7	$1.2
Operating expenses (1)	$11.2	$12.1	$12.4
Profit for the period	$23.5	$13.3	$23.4
Profitability Ratios
Earnings per Share ("EPS") (2)	$0.60	$0.34	$0.60
Return on Average Equity (“ROAE”) (3)	9.4%	5.3%	9.6%
Return on Average Assets (“ROAA”)	1.39%	0.73%	1.22%
Net Interest Margin ("NIM") (4)	2.02%	2.05%	2.06%
Net Interest Spread ("NIS") (5)	1.71%	1.79%	1.85%
Efficiency Ratio (6)	29%	28%	33%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$6,141	$6,444	$6,914
Treasury Portfolio	$91	$108	$282
Total assets	$7,067	$7,181	$7,670
Total stockholders' equity	$1,019	$1,011	$983
Market capitalization (7)	$1,088	$1,153	$945
Tier 1 Basel III Capital Ratio (8)	19.0%	17.9%	15.9%
Total assets / Total stockholders' equity (times)	6.9	7.1	7.8
Liquid Assets / Total Assets (9)	17.3%	14.0%	9.7%
NPL to Loan Portfolio	1.14%	1.09%	0.43%
Total allowance for ECL on loans, loan commitments and financial guarantee contracts to Commercial Portfolio	1.89%	1.73%	1.40%
Total allowance for ECL on loans, loan commitments and financial guarantee contracts to NPL (times)	1.8	1.7	3.4

1Q17 Highlights

Reported results:

•	Bladex’s 1Q17 Profit totaled $23.5 million, up 76% compared to the previous quarter, mostly on lower provisions for expected credit losses (“ECL”), and stable YoY as the effect of higher total income and improved efficiency was offset by provisions for ECL on certain exposures.

•	Net Interest Income reached $34.4 million in 1Q17 (-9% QoQ, -13% YoY), on lower average loan portfolio balances from continued efforts to reduce country, industry and client concentrations, focus on short-term trade lending, and seasonally lower demand in most countries of the Region.

•	Fees and Other Income totaled $3.7 million in 1Q17 (-22% QoQ, +31% YoY), on increased business activity in letters of credit, partially offset by lower commissions from the syndication business, while several transactions are currently in process.

Key performance metrics:

•	Annualized Return on Average Equity (“ROAE”) reached 9.4% in 1Q17 vs. 5.3% in 4Q16 and 9.6% in 1Q16, on improved profits QoQ, despite higher levels of capitalization. Annualized Return on Average Assets (“ROAA”) was 1.39% (+66 bps QoQ, +17 bps YoY).

•	1Q17 Net Interest Margin remained relatively stable at 2.02% (-3 bps QoQ, -4 bps YoY), as lower average lending portfolio balances and the portfolio mix shift towards lower risk exposures were compensated by higher market rates and stable funding spreads.

•	The 1Q17 Efficiency Ratio stood at 29%, (+1 ppt QoQ, -4 ppts YoY), as operating expenses decreased 8% QoQ and 9% YoY, and total income increased 3% YoY, while seasonally lower QoQ (-11%).

•	The Tier 1 Basel III Capital Ratio strengthened to 19.0% at the end of 1Q17, compared to 17.9% a quarter ago, and 15.9% a year ago, on increased capitalization (+1% QoQ, +4% YoY), and reduced levels of risk-weighted assets (-5% QoQ, -13% YoY).

Commercial Portfolio & Quality

•	The 1Q17 average and EoP Commercial Portfolio balances totaled $6.2 billion (-8% QoQ, -12% YoY), and $6.1 billion (-5% QoQ, -11% YoY), respectively, reflecting the Bank’s continued focus on expanding its short-term trade finance book and reducing certain country, industry and client risk concentrations, as well as seasonally lower loan demand in most of the Region.

•	Non-performing loan (“NPL”) exposures remained unchanged QoQ at $65.4 million, representing 1.14% of lower gross loan portfolio (“Loan Portfolio”) balances at the end of 1Q17, and 1.09% of the Loan Portfolio a quarter ago, compared to an NPL balance of $28.0 million, or 0.43% of the Loan Portfolio, a year ago. The coverage ratio of the total allowance for ECL to total Commercial Portfolio ending balances increased to 1.89% (+16 bps QoQ, +49 bps YoY) on higher provisions for ECL and lower Commercial Portfolio balances.

CEO’s Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s 1Q17 results: “Historically, we have come to expect seasonally lower activity during first quarters due to a variety of reasons, and this quarter was certainly not an exception to this track record. The operating environment remained relatively volatile throughout the first quarter, with continued political and economic noise coming from international fronts as well as from several countries in the Region, and this put in our view an additional damper on lending activity in the Region. Adding to that is Bladex’s internal focus on maintaining strict lending discipline, as we continue to shape the portfolio mix towards greater trade content, shorter average durations and lesser country, sector and client concentrations.

Despite this backdrop, however, Bladex was able to stabilize its operating performance at more satisfactory levels. We believe that the time is now to successfully execute a significant mix shift towards lower risk exposures, as the current rate environment, with gradually and continuously rising market rates (i.e. LIBOR), and strong lending spreads helps buttress the impact on net interest margin and spreads. On the funding side we continue to benefit from stable, even contracting spreads as our well diversified presence in global debt capital markets helps us access economical sources of funding, combined with the high level of deposit balances from our Central Bank shareholders and other clients which helped to mitigate the impact of rising market rates. Allowances for ECL increased QoQ reflecting protracted progress in certain ongoing restructuring negotiations. While there were no new credit quality concerns emerging in our portfolio, the time factor involved in certain restructuring proceedings, particularly in Brazil, is reflected in our conservative, forward-looking reserving approach.

Progress is also being made in our fee and commission income activities, as activity in our letters of credit business increased on the basis of greater diversification of clients, and as several syndication transactions advanced to the final stages. We expect announcements of successful closings during the second quarter, while the pipeline of transactions looks promising with regard to further closings during the second half of the year.

Over the recent years, Bladex has made significant investments, both culturally and technology-wise, in improving internal processes and workflows to achieve greater levels of operational efficiency. This has allowed us to become more flexible in adapting to a more volatile operating environment, and to post ever improving efficiency ratios year after year. We are far from being done in this regard, as we expect to increase the scale of operations going forward as market conditions permit, without needing to significantly add cost.

And that brings me to growth expectations for the remainder of the year: While we are arguably off to a slow start in terms of asset growth, we do believe the operating environment is poised to improve as the year progresses. Our expectations going into the year were “back-loaded” in terms of growth evolution over the year, and profit evolution is on track according to plan; hence we think adjustments to our growth targets would not necessarily be warranted at this time. We remain cautiously optimistic, and alert to possible risks and opportunities.” Mr. Amaral concluded.

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RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. These activities include the origination of bilateral and syndicated credits, short-term and medium-term loans, customers’ liabilities under acceptances, loan commitments and financial guarantee contracts. Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) Fees and Other Income from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, and through loan structuring and syndication activities; and (iii) gain on the sale of loans generated through loan intermediation activities, such as sales in the secondary market and distribution in the primary market; (iv) impairment loss (recovery) from ECL on loans at amortized cost, loan commitments and financial guarantee contracts; and (v) direct and allocated operating expenses.

The Bank’s “Commercial Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting mainly of customers’ liabilities under acceptances.

As of March 31, 2017, the Commercial Portfolio stood at $6.1 billion, a $0.3 billion, or 5%, decrease compared to $6.4 billion a quarter ago, and a $0.8 billion, or 11%, decrease compared to $6.9 billion a year ago, mainly due to seasonality in credit demand in most of the Region, as well as the Bank’s continued focus on: i) expanding its short-term trade finance book, as 77% of the Bank’s Commercial Portfolio was scheduled to mature within one year, up from 71% a year ago, and trade finance operations represented 67% of the Bank’s Commercial Portfolio, up from 66% a quarter ago, and 56% a year ago, and ii) reducing certain country, industry and client risk concentrations, primarily in Brazil, where significant portfolio credit exposure reductions commenced several years ago, and continued in the first quarter 2017 with a $75 million decrease QoQ, and $375 million YoY, bringing its share down to 17.7% of the total Commercial Portfolio at the end of March 2017, compared to 18.1% a quarter ago, and 21.2% a year ago.

Similarly, average Commercial Portfolio balances decreased 8% QoQ and $12% YoY to reach $6.2 billion in 1Q17, as the Bank focused on improving its portfolio mix shift towards more diversified and lower risk exposures with stable margins, while reducing portfolio concentration risk.

3

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s diversification by country of risk, and across industry segments:

Refer to Exhibit VIII for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit X for the Bank’s distribution of credit disbursements by country.

(US$ million)	1Q17	4Q16	1Q16
Commercial Business Segment:
Net interest income	$33.3	$35.0	$35.2
Net other income (10)	3.5	4.7	2.8
Total income	36.8	39.7	38.0
Impairment loss from ECL on loans and loan commitments and financial guarantees contracts	(4.1)	(18.0)	(1.2)
Operating expenses	(8.7)	(9.2)	(9.6)
Profit for the period	$24.0	$12.5	$27.2

4

1Q17 vs. 4Q16

The Commercial Business Segment Profit nearly doubled in 1Q17 to reach $24.0 million, compared to $12.5 million in the 4Q16. The $11.4 million, or 91% quarterly increase, was mostly attributable to normalized provision levels in the Commercial Portfolio, except for certain exposures to reflect advanced restructuring efforts which mostly resulted on a $4.1 million in provisions for impairment losses from ECL in 1Q17 compared to $18.0 million in provisions recorded in the previous quarter. Net interest income decreased 5%, mainly attributable to lower average loan portfolio balances, and net other income decreased 26%, as lower fee income from the syndication business and loan distribution activities in the secondary market more than offset higher letters of credit activity.

1Q17 vs. 1Q16

The Segment’s quarterly Profit decreased $3.3 million, or 12%, YoY, as the positive effects of a 23% increase in net other income mostly from higher letters of credit business activity, and a 9% decrease in operating expenses mainly from lower performance-based variable compensation accrual; were offset by a $2.9 million increase in provisions for impairment loss from ECL associated with ongoing restructuring efforts regarding certain exposures, and a $1.9 million, or 5% decrease in net interest income mainly from lower average loan portfolio balances and lending spreads.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment is responsible for the Bank’s funding and liquidity management, along with the management of its activities in investment securities, and the Bank’s interest rate, liquidity, price and currency positions. Interest-earning assets managed by the Treasury Business Segment include liquidity positions (cash and cash equivalents), and financial instruments related to the investment management activities, consisting of financial instruments at fair value through accumulated other comprehensive income (loss) account (“FVOCI”) and securities at amortized cost. The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources (deposits, securities sold under repurchase agreement (“Repos”), and short- and long-term borrowings and debt).

Profits from the Treasury Business Segment include net interest income derived from the above mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at FVTPL, gain (loss) per financial instruments at FVOCI, and other income), impairment loss from ECL on investment securities, and direct and allocated operating expenses. Until the Bank´s exit from its participation in investment funds during the first-half 2016, the Treasury Business Segment also incorporated the Bank’s non-core results from its participation, which were shown in the other income line item “gain (loss) per financial instruments at FVTPL”.

As of March 31, 2017, treasury business assets totaled $1.4 billion, up 16% from a quarter ago and 24% a year ago, mostly on higher cash and cash equivalent balances, totaling $1.3 billion at the end of 1Q17, compared to $1.1 billion a quarter ago and $0.8 billion a year ago. The Bank follows the requirements for internal liquidity management limits and policies based on the Basel III Liquidity Coverage Ratio (“LCR”). $0.8 billion, or 67%, of the Bank’s liquid assets were held in deposits with the Federal Reserve Bank of New York, with the remainder held with other highly rated financial institutions. As of these quarter-end dates, the liquid assets to total assets ratio was 17.2%, 14.0%, and 9.7%, respectively, while the liquid assets to total deposits ratio was 38.3%, 36.0%, and 24.2%, respectively.

5

The Investment Securities Portfolio (at FVOCI and at amortized cost) decreased to $91 million, or 1%, of total assets, as of March 31, 2017, from $108 million, or 2% of total assets a quarter ago, and $282 million, or 4% of total assets a year ago, as the Bank continued to reduce its holdings to minimize market risk. The Investment Securities Portfolio consisted of readily-quoted Latin American securities, 92% of which represented multilateral, sovereign or state owned risk (refer to Exhibit IX for a per-country risk distribution of the Investment Securities Portfolio).

Deposit balances reached $3.2 billion at the end of 1Q17, up 14% from the previous quarter and 4% from a year ago, representing 53% of total liabilities, compared to 45% and 46%, respectively, of which 66% were placed by the central banks or designees (i.e.: Class A shareholders of the Bank) as of March 31, 2017. At that same date, short-term borrowings and debt decreased 48% QoQ and 49% YoY to reach $0.8 billion, while long-term borrowings and debt increased 13% and 8%, respectively, to $2.0 billion at the end of 1Q17, with the Bank relying primarily on deposits to cover its short-term funding needs as the lending book moved towards shorter tenors, while overall funding stability was increased, with medium and long-term funding balances amounting to 34% of total funding in 1Q17, up from 29% in 4Q16 and 28% in 1Q16. The weighted average funding cost in 1Q17 was 1.72%, compared to 1.50% in 4Q16, and 1.29% in 1Q16, up 22 bps from a quarter ago and 43 bps from a year ago, mainly on increased market rates, while funding spreads remained relatively stable (+3 bps QoQ, -3 bps YoY).

(US$ million)	1Q17	4Q16	1Q16
Treasury Business Segment:
Net interest income	$1.1	$2.7	$4.3
Net other income (loss) (10)	0.4	0.8	(5.3)
Total income	1.5	3.5	(1.0)
Recovery (Impairment) loss from ECL on investment securities	0.5	0.3	(0.0)
Operating expenses	(2.5)	(3.0)	(2.8)
Profit (Loss) for the period	$(0.5)	$0.8	$(3.8)

1Q17 vs. 4Q16

The Treasury Business Segment reported a $0.5 million Loss for 1Q17, compared to a $0.8 million Profit for 4Q16, mostly driven by lower net interest income (-58%), mainly from higher funding costs as a result of the increase of underlying market rates, and the mix shift towards longer funding tenors.

1Q17 vs. 1Q16

The Segment’s positive variation of 87% in 1Q17 compared to the $3.8 million Loss in 1Q16 was mostly attributable to the absence of non-core results from the Bank’s former participation in investment funds which recorded a loss of $4.6 million in 1Q16, partially offset by a 73% decrease in net interest income, mainly as a result of higher funding costs from the rise of market rates partially offset by lower funding spreads, the Bank’s reduced average investment securities portfolio balances, and the effects of increased lower-yield liquidity balances.

6

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q17	4Q16	1Q16
Net Interest Income ("NII") by Business Segment
Commercial Business Segment	$33.3	$35.0	$35.2
Treasury Business Segment	1.1	2.7	4.3
Combined Business Segment NII	$34.4	$37.7	$39.5

Net Interest Margin	2.02%	2.05%	2.06%

Quarterly Variation

Net Interest Income and Net Interest Margin reached $34.4 million, and 2.02% in 1Q17, respectively, as lower average loan portfolio balances from the Bank’s continued efforts to reduce country, industry and client concentrations, along with the focus on short-term trade lending, and seasonally lower demand in most countries of the Region resulted in a 9%, or 3 basis points, QoQ decrease, and an 13%, or 4 basis points, YoY decrease of Net Interest Income and Net Interest Margin, respectively.

FEES AND OTHER INCOME

Fees and Other Income includes the fee income associated with letters of credit and other contingent credits, such as guarantees and credit commitments, as well as fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary and secondary markets.

(US$ million)	1Q17	4Q16	1Q16
Fees and Commissions *	$3.3	$4.1	$2.4
Letters of credit and other contingent credits	3.1	2.8	1.9
Loan structuring and distribution fees	0.2	1.3	0.5
Gain on sale of loans at amortized cost	0.1	0.3	0.1
Other income, net	0.4	0.3	0.4
Fees and Other Income	$3.7	$4.8	$2.8

* Net of commission expenses

7

Quarterly Variation

Fees and Other Income totaled $3.7 million in 1Q17, compared to $4.8 million in 4Q16, and $2.8 million in 1Q16. The $1.1 million, or 22% QoQ decrease was mostly driven by seasonally lower fee income from the syndications business with several transactions yet to be completed, compared to two transactions closed in the 4Q16, along with lower gains on loan distribution activities in secondary markets, partially offset by higher letter of credit business activity, which also resulted in a $0.9 million, or 31%, YoY increase in fees and other income.

PORTFOLIO QUALITY AND ALLOWANCE FOR ECL ON LOANS, LOAN COMMITMENTS AND FINANCIAL GUARANTEE CONTRACTS

(In US$ million)	31-Mar-17	31-Dec-16	30-Sep-16	30-Jun-16	31-Mar-16
Allowance for ECL on loans at amortized cost:
Balance at beginning of the period	$106.0	$106.3	$102.1	$92.1	$90.0
Provisions	4.0	17.6	5.0	10.0	2.1
Write-offs, net of recoveries	0.0	(17.9)	(0.8)	0.0	0.0
End of period balance	$109.9	$106.0	$106.3	$102.1	$92.1

Allowance for ECL on loan commitments and financial guarantee contracts:
Balance at beginning of the period	$5.8	$5.4	$6.1	$4.5	$5.4
Provisions (reversals)	0.2	0.4	(0.7)	1.6	(0.9)
End of period balance	$5.9	$5.8	$5.4	$6.1	$4.5

Total allowance for ECL on loans at amortized cost, loan commitments and financial guarantee contracts	$115.9	$111.8	$111.7	$108.2	$96.6

Total allowance for ECL on loans at amortized cost, loan commitments and financial guarantee contracts to Commercial Portfolio	1.89%	1.73%	1.67%	1.60%	1.40%
NPL to gross loan portfolio	1.14%	1.09%	1.31%	1.30%	0.43%
Total allowance for ECL on loans at amortized cost, loan commitments and financial guarantee contracts to NPL (times)	1.8	1.7	1.3	1.3	3.4

The total allowance for ECL amounted to $115.9 million at March 31, 2017, representing 1.89% of the total Commercial Portfolio, compared to $111.8 million and 1.73%, respectively, as of December 31, 2016, and compared to $96.6 million and 1.40%, respectively, as of March 31, 2016. The QoQ and YoY increases of $4.1 million and $19.3 million in credit allowances, respectively, were primarily associated with higher allowances assigned to performing exposures based on lifetime ECL (IFRS Rule 9 Stage 2), and NPL (IFRS Rule 9 Stage 3), partly offset by lower impairment from ECL on performing exposures assessed based on 12-month ECL (IFRS Rule 9 Stage 1), which resulted from both lower end-of-period portfolio balances, and from the overall portfolio mix shift towards shorter term trade exposures. The total reserve coverage increases of 16 basis points QoQ and 49 basis points YoY resulted from both higher levels of provisions and lower Commercial Portfolio balances.

NPL balances remained unchanged QoQ at $65.4 million, representing 1.14% of lower Loan Portfolio at the end of 1Q17, and 1.09% of the Loan Portfolio a quarter ago, compared to a NPL balance of $28.0 million, or 0.43% of the Loan Portfolio, a year ago. The ratio of the total allowance for ECL on loans, loan commitments and financial guarantee contracts to NPLs was 1.8 times as of the end of March 31, 2017, compared to 1.7 times from a quarter ago, and 3.4 times a year ago.

8

OPERATING EXPENSES

Operating expenses reflect the following line items of the consolidated statements of profit or loss:

(US$ million)	1Q17	4Q16	1Q16
Salaries and other employee expenses	$6.7	$6.2	$7.9
Depreciation of equipment and leasehold improvements	0.4	0.4	0.3
Amortization of intangible assets	0.2	0.2	0.1
Other expenses	3.9	5.3	4.0
Total Operating Expenses	$11.2	$12.1	$12.4

Quarterly Variation

Operating expenses totaled $11.2 million in 1Q17, an 8% quarterly decrease on seasonally lower other expenses, and a 9% YoY decrease, mostly attributable to lower performance-based variable compensation expense.

The Bank’s Efficiency Ratio stood at 29% in 1Q17, compared to 28% in 4Q16, and compared to 33% in 1Q16, as operating expenses decreased 8% QoQ and 9% YoY, while total income decreased 11% QoQ, and increased 3% YoY. The ratio of operating expenses to average assets stood at 66 bps in 1Q17 and 4Q16, compared to 64 bps in 1Q16.

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CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and share outstanding)	31-Mar-17	31-Dec-16	31-Mar-16
Tier 1 Capital (8)	$1,019	$1,012	$988
Risk-Weighted Assets Basel III (8)	$5,367	$5,662	$6,198
Tier 1 Basel III Capital Ratio (8)	19.0%	17.9%	15.9%
Total stockholders’ equity	$1,019	$1,011	$983
Total stockholders’ equity to total assets	14.4%	14.1%	12.8%
Accumulated other comprehensive income (loss) ("OCI")	$(4)	$(3)	$(9)
Total assets / Total stockholders' equity (times)	6.9	7.1	7.8
Shares outstanding	39.227	39.160	39.034

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.2 million common shares outstanding as of March 31, 2017. The Bank’s Tier 1 Basel III Capital Ratio was 19.0%, compared to 17.9% as of December 31, 2016, and 15.9% as of March 31, 2016, reflecting strong levels of capitalization and reduced risk-weighted assets reflecting lower portfolio balances. The Bank’s total assets to stockholders’ equity as of these dates was 6.9x, 7.1x, and 7.8x, respectively.

RECENT EVENTS

▪	Annual Shareholders’ Meeting: At the Annual Shareholders’ Meeting held on April 19, 2017, in Panama City, Panama, Messrs. Javier González Fraga and José Alberto Garzón were elected as Directors representing Class “A” shareholders, and Mr. Mario Covo was re-elected as Director of the Bank representing Class “E” shareholders. Furthermore, shareholders approved the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2016, the appointment of Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2017, and, on an advisory basis, the compensation of the Bank’s executive officers.

▪	Quarterly dividend payment: At a meeting held April 18, 2017, the Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the first quarter 2017. The dividend will be paid on May 18, 2017, to stockholders registered as of May 3, 2017.

▪	Closing of a new 4-Year Global Syndicated Loan: On March 31, 2017, the Bank successfully closed a US$193 million four-year syndicated loan with the participation of existing syndications lenders and new financial institutions. Mizuho Bank Ltd. acted as Mandated Lead Arranger and Book-runner and the Bank of Yokohama Ltd. as Lead Arranger. The list of arrangers and participants comprised banks from Japan, Taiwan, Korea and the United States. This transaction reinforces the Bank´s diversified funding base and enhances its franchise in global financial markets, especially in Asia, where the investor base has continually expanded over the years.

10

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

2)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

4)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

6)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income.

7)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

8)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at FVOCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

9)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

10)	Net other income (loss) by Business Segment consists of the following items:

-	Commercial Business Segment: net fees and commissions, gain on sale of loans at amortized cost, and net related other income.

-	Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at FVTPL, gain (loss) per financial instruments at FVOCI, and net related other income.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

11

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through March 31, 2017, Bladex had disbursed accumulated credits of approximately $247 billion.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, April 21, 2017 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 13018646.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Tel: +507 210-8630

E-mail address: cschech@bladex.com

Mrs. Irma Garrido Arango

SVP, Corporate Development and Investor Relations

Tel: +507 210-8559

E-mail address: igarrido@bladex.com

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

12

EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2017	December 31, 2016	March 31, 2016	CHANGE	%	CHANGE	%
	(In US$ thousand)

ASSETS:
Cash and cash equivalents	$1,273,657	$1,069,538	$771,406	$204,119	19%	$502,251	65%
Financial Instruments:
At fair value through profit or loss	0	0	49,327	0	n.m. (*)	(49,327)	(100)
At fair value through OCI	24,287	30,607	174,084	(6,320)	(21)	(149,797)	(86)
Securities at amortized cost, net	66,130	77,214	107,890	(11,084)	(14)	(41,760)	(39)
Loans at amortized cost	5,739,314	6,020,731	6,533,322	(281,417)	(5)	(794,008)	(12)
Less:
Allowance for expected credit losses	109,941	105,988	92,117	3,953	4	17,824	19
Unearned interest and deferred fees	6,955	7,249	8,579	(294)	(4)	(1,624)	(19)
Loans at amortized cost, net	5,622,418	5,907,494	6,432,626	(285,076)	(5)	(810,208)	(13)

At fair value – Derivative financial instruments used for hedging – receivable	3,802	9,352	21,521	(5,550)	(59)	(17,719)	(82)

Property and equipment, net	8,311	8,549	5,793	(238)	(3)	2,518	43
Intangibles, net	2,708	2,909	415	(201)	(7)	2,293	553

Other assets:
Customers' liabilities under acceptances	288	19,387	29,657	(19,099)	(99)	(29,369)	(99)
Accrued interest receivable	44,448	44,187	47,736	261	1	(3,288)	(7)
Other assets	20,791	11,546	29,112	9,245	80	(8,321)	(29)
Total of other assets	65,527	75,120	106,505	(9,593)	(13)	(40,978)	(38)

TOTAL ASSETS	$7,066,840	$7,180,783	$7,669,567	$(113,943)	(2)%	$(602,727)	(8)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$245,375	$127,014	$123,646	$118,361	93%	$121,729	98%
Time	2,935,881	2,675,838	2,949,733	260,043	10	(13,852)	(0)
Total deposits	3,181,256	2,802,852	3,073,379	378,404	14	107,877	4

At fair value – Derivative financial instruments used for hedging – payable	54,487	59,686	31,364	(5,199)	(9)	23,123	74

Financial liabilities at fair value through profit or loss	0	24	0	(24)	(100)%	0	n.m. (*)
Securities sold under repurchase agreement	0	0	145,616	0	n.m. (*)	(145,616)	(100)
Short-term borrowings and debt	761,563	1,470,075	1,497,530	(708,512)	(48)	(735,967)	(49)
Long-term borrowings and debt, net	2,003,234	1,776,738	1,861,625	226,496	13	141,609	8

Other liabilities:
Acceptances outstanding	288	19,387	29,657	(19,099)	(99)	(29,369)	(99)
Accrued interest payable	20,810	16,603	21,534	4,207	25	(724)	(3)
Allowance for expected credit losses on loan commitments and financial guarantee contracts	5,939	5,776	4,512	163	3	1,427	32
Other liabilities	20,354	18,328	21,314	2,026	11	(960)	(5)
Total other liabilities	47,391	60,094	77,017	(12,703)	(21)	(29,626)	(38)

TOTAL LIABILITIES	$6,047,931	$6,169,469	$6,686,531	$(121,538)	(2)%	$(638,600)	(10)%

STOCKHOLDERS' EQUITY:
Common stock	279,980	279,980	279,980	0	0%	0	0%
Treasury stock	(67,700)	(69,176)	(71,964)	1,476	(2)	4,264	(6)
Additional paid-in capital in excess of assigned value of common stock	119,881	120,594	119,403	(713)	(1)	478	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Retained earnings	595,887	587,507	569,080	8,380	1	26,807	5
Accumulated other comprehensive loss	(4,349)	(2,801)	(8,673)	(1,548)	55	4,324	(50)

TOTAL STOCKHOLDERS' EQUITY	$1,018,909	$1,011,314	$983,036	$7,595	1%	$35,873	4%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,066,840	$7,180,783	$7,669,567	$(113,943)	(2)%	$(602,727)	(8)%

(*)	"n.m." means not meaningful.

13

EXHIBIT II

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2017	December 31, 2016	March 31, 2016	CHANGE	%	CHANGE	%

NET INTEREST INCOME:
Interest income	$59,131	$61,450	$61,158	$(2,319)	(4)%	$(2,027)	(3)%
Interest expense	(24,699)	(23,765)	(21,640)	(934)	4	(3,059)	14

NET INTEREST INCOME	34,432	37,685	39,518	(3,253)	(9)	(5,086)	(13)

OTHER INCOME:
Fees and commissions, net	3,269	4,128	2,373	(859)	(21)	896	38
Derivative financial instruments and foreign currency exchange	131	(351)	(839)	482	(137)	970	(116)
Loss per financial instrument at fair value through profit or loss - investment funds	0	0	(4,594)	0	n.m. (*)	4,594	(100)
(Loss) Gain per financial instrument at fair value through profit or loss - other financial instruments	(60)	1,208	411	(1,268)	(105)	(471)	(115)
Gain (Loss) per financial instrument at fair value through OCI	114	(110)	(285)	224	(204)	399	(140)
Gain on sale of loans at amortized cost	86	316	100	(230)	(73)	(14)	(14)
Other income	354	321	351	33	10	3	1
NET OTHER INCOME	3,894	5,512	(2,483)	(1,618)	(29)	6,377	(257)

TOTAL INCOME	38,326	43,197	37,035	(4,871)	(11)	1,291	3

EXPENSES:
Impairment loss from expected credit losses on loans at amortized cost	3,953	17,574	2,143	(13,621)	(78)	1,810	84
(Recovery) Impairment loss from expected credit losses on investment securities	(454)	(273)	7	(181)	66	(461)	(6,586)
Impairment (Recovery) loss from expected credit losses on loan commitments and financial guarantee contracts	163	410	(913)	(247)	(60)	1,076	(118)
OPERATING EXPENSES:
Salaries and other employee expenses	6,696	6,188	7,880	508	8	(1,184)	(15)
Depreciation of equipment and leasehold improvements	431	404	329	27	7	102	31
Amortization of intangible assets	201	218	113	(17)	(8)	88	78
Other expenses	3,878	5,332	4,038	(1,454)	(27)	(160)	(4)
TOTAL OPERATING EXPENSES	11,206	12,142	12,360	(936)	(8)	(1,154)	(9)
TOTAL EXPENSES	14,868	29,853	13,597	(14,985)	(50)	1,271	9

PROFIT FOR THE PERIOD	$23,458	$13,344	$23,438	$10,114	76%	$20	0%

PER COMMON SHARE DATA:
Basic earnings per share	0.60	0.34	0.60
Diluted earnings per share	0.60	0.34	0.60

Weighted average basic shares	39,188	39,160	38,997
Weighted average diluted shares	39,296	39,310	39,121

PERFORMANCE RATIOS:
Return on average assets	1.39%	0.73%	1.22%
Return on average stockholders' equity	9.4%	5.3%	9.6%
Net interest margin	2.02%	2.05%	2.06%
Net interest spread	1.71%	1.79%	1.85%
Efficiency Ratio	29.2%	28.1%	33.4%
Operating expenses to total average assets	0.66%	0.66%	0.64%

(*)	"n.m." means not meaningful.

14

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Profit or Loss, Financial Position, and Selected Financial Ratios)

	FOR THE QUARTER ENDED
	March 31, 2017	March 31, 2016
	(In US$ thousand, except per share amounts & ratios)

PROFIT OR LOSS DATA:
Net interest income	$34,432	$39,518
Fees and commissions, net	3,269	2,373
Derivative financial instruments and foreign currency exchange	131	(839)
Loss per financial instrument at fair value through profit or loss - investment funds	0	(4,594)
(Loss) Gain per financial instrument at fair value through profit or loss - other financial instruments	(60)	411
Gain (Loss) per financial instrument at fair value through OCI	114	(285)
Gain on sale of loans at amortized cost	86	100
Other income	354	351
Impairment loss from expected credit losses on loans and loan commitments and financial guarantee contracts	(4,116)	(1,230)
Recovery (Impairment) loss from expected credit losses on investment securities	454	(7)
Operating expenses	(11,206)	(12,360)
PROFIT FOR THE PERIOD	$23,458	$23,438

FINANCIAL POSITION DATA:
Financial instruments at fair value through profit or loss	0	49,327
Financial instruments at fair value through OCI	24,287	174,084
Securities at amortized cost, net	66,130	107,890
Loans at amortized cost	5,739,314	6,533,322
Total assets	7,066,840	7,669,567
Deposits	3,181,256	3,073,379
Securities sold under repurchase agreements	0	145,616
Short-term borrowings and debt	761,563	1,497,530
Long-term borrowings and debt, net	2,003,234	1,861,625
Total liabilities	6,047,931	6,686,531
Stockholders' equity	1,018,909	983,036

PER COMMON SHARE DATA:
Basic earnings per share	0.60	0.60
Diluted earnings per share	0.60	0.60
Book value (period average)	25.83	25.06
Book value (period end)	25.97	25.18

(In thousand):
Weighted average basic shares	39,188	38,997
Weighted average diluted shares	39,296	39,121
Basic shares period end	39,227	39,034

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.39%	1.22%
Return on average stockholders' equity	9.4%	9.6%
Net interest margin	2.02%	2.06%
Net interest spread	1.71%	1.85%
Efficiency Ratio	29.2%	33.4%
Operating expenses to total average assets	0.66%	0.64%

ASSET QUALITY RATIOS:
Non-performing loans to gross loan portfolio	1.14%	0.43%
Write-offs to gross loan portfolio	0.00%	0.00%
Allowance for expected credit losses on loans at amortized cost to gross loan portfolio	1.92%	1.41%
Allowance for expected credit losses on loan commitments and financial guarantee contracts to total loan commitments, financial guarantee contracts and other assets portfolio	1.48%	1.18%
Total allowance for expected credit losses on loan at amortized cost, loan commitments and financial guarantee contracts to non-performing loans	177%	345%

CAPITAL RATIOS:
Stockholders' equity to total assets	14.4%	12.8%
Tier 1 Basel III Capital Ratio	19.0%	15.9%

15

EXHIBIT IV

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	March 31, 2017			December 31, 2016			March 31, 2016
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$1,032,728	$2,001	0.78%	$868,855	$1,266	0.57%	$876,324	$1,171	0.53%
Financial Instruments at fair value through profit or loss	0	0	n.m. (*)	1	0	0.00	53,386	0	0.00
Financial Instruments at fair value through OCI	25,450	170	2.68	47,294	298	2.47	165,118	950	2.28
Securities at amortized cost (1)	70,667	533	3.02	79,279	520	2.57	108,510	784	2.86
Loans at amortized cost, net of unearned interest	5,767,755	56,427	3.91	6,314,717	59,366	3.68	6,510,712	58,253	3.54

TOTAL INTEREST EARNING ASSETS	$6,896,600	$59,131	3.43%	$7,310,146	$61,450	3.29%	$7,714,050	$61,158	3.14%

Allowance for expected credit losses on loans at amortized cost	(106,186)			(99,405)			(89,998)
Non interest earning assets	73,967			94,316			109,333

TOTAL ASSETS	$6,864,381			$7,305,056			$7,733,385

INTEREST BEARING LIABILITIES
Deposits	$2,935,781	$6,207	0.85%	$3,067,574	$5,160	0.66%	$2,907,204	$4,552	0.62%
Trading liabilities	29	0	0.00	(117)	0	0.00	(3)	0	0.00
Securities sold under repurchase agreement and short-term borrowings and debt	1,034,324	3,568	1.38	1,325,850	4,298	1.27	1,886,446	4,855	1.02
Long-term borrowings and debt, net (2)	1,788,636	14,924	3.34	1,805,004	14,306	3.10	1,861,051	12,233	2.60

TOTAL INTEREST BEARING LIABILITIES	$5,758,770	$24,699	1.72%	$6,198,311	$23,765	1.50%	$6,654,698	$21,640	1.29%

Non interest bearing liabilities and other liabilities	$93,516			$97,157			$101,423

TOTAL LIABILITIES	5,852,286			6,295,468			6,756,120

STOCKHOLDERS' EQUITY	1,012,095			1,009,589			977,264

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,864,381			$7,305,056			$7,733,385

NET INTEREST SPREAD			1.71%			1.79%			1.85%

NET INTEREST INCOME AND NET INTEREST MARGIN		$34,432	2.02%		$37,685	2.05%		$39,518	2.06%

(*)	"n.m." means not meaningful.
(1)	Gross of the allowance for expected credit losses relating to securities at amortized cost.
(2)	Net of prepaid commissions.
Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

16

EXHIBIT V

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	MAR 31/17	DEC 31/16	SEP 30/16	JUN 30/16	MAR 31/16

NET INTEREST INCOME:
Interest income	$59,131	$61,450	$62,817	$60,473	$61,158
Interest expense	(24,699)	(23,765)	(22,997)	(22,287)	(21,640)

NET INTEREST INCOME	34,432	37,685	39,820	38,186	39,518

OTHER INCOME:
Fees and commissions, net	3,269	4,128	3,371	4,434	2,373
Derivative financial instruments and foreign currency exchange	131	(351)	204	500	(839)
Gain (Loss) per financial instrument at fair value through profit or loss - investment funds	0	0	0	230	(4,594)
(Loss) Gain per financial instrument at fair value through profit or loss - other financial instruments	(60)	1,208	(324)	186	411
Gain (Loss) per financial instrument at fair value through OCI	114	(110)	69	(30)	(285)
Gain on sale of loans at amortized cost	86	316	87	303	100
Other income	354	321	150	556	351

NET OTHER INCOME	3,894	5,512	3,557	6,179	(2,483)

TOTAL INCOME	38,326	43,197	43,377	44,365	37,035

Impairment loss from expected credit losses on loans at amortized cost	3,953	17,574	5,077	9,966	2,143
(Recovery) Impairment loss from expected credit losses on investment securities	(454)	(273)	(210)	479	7
Impairment (Recovery) loss from expected credit losses on loan commitments and financial guarantee contracts	163	410	(725)	1,579	(913)
Operating expenses	11,206	12,142	11,244	10,069	12,360

PROFIT FOR THE PERIOD	$23,458	$13,344	$27,991	$22,272	$23,438

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$0.60	$0.34	$0.72	$0.57	$0.60

PERFORMANCE RATIOS
Return on average assets	1.39%	0.73%	1.50%	1.20%	1.22%
Return on average stockholders' equity	9.4%	5.3%	11.2%	9.1%	9.6%
Net interest margin	2.02%	2.05%	2.13%	2.06%	2.06%
Net interest spread	1.71%	1.79%	1.89%	1.83%	1.85%
Efficiency Ratio	29.2%	28.1%	25.9%	22.7%	33.4%
Operating expenses to total average assets	0.66%	0.66%	0.60%	0.54%	0.64%

17

EXHIBIT VI

BUSINESS SEGMENT ANALYSIS

(In US$ thousand)

	FOR THE THREE MONTHS ENDED
	MAR 31/17	DEC 31/16	MAR 31/16

COMMERCIAL BUSINESS SEGMENT:

Net interest income (1)	$33,291	$34,994	$35,216
Net other income (2)	3,479	4,701	2,819
Total income	36,770	39,695	38,035
Impairment loss from expected credit losses on loans at amortized cost, loan commitments and financial guarantee contracts	(4,116)	(17,984)	(1,230)
Operating expenses (3)	(8,700)	(9,187)	(9,578)

PROFIT FOR THE PERIOD	$23,954	$12,524	$27,227

Average interest-earning assets (4)	5,767,755	6,314,717	6,510,712
End-of-period interest-earning assets (4)	5,732,359	6,013,482	6,524,743

TREASURY BUSINESS SEGMENT:

Net interest income (1)	$1,141	$2,691	$4,302
Net other income (loss) (2)	415	811	(5,302)
Total income	1,556	3,502	(1,000)
Recovery (Impairment) loss from expected credit losses on investment securities	454	273	(7)
Operating expenses (3)	(2,506)	(2,955)	(2,782)

PROFIT (LOSS) FOR THE PERIOD	$(496)	$820	$(3,789)

Average interest-earning assets (5)	1,128,845	995,429	1,203,338
End-of-period interest-earning assets (5)	1,364,229	1,177,961	1,103,206

COMBINED BUSINESS SEGMENT TOTAL:

Net interest income (1)	$34,432	$37,685	$39,518
Net other income (2)	3,894	5,512	(2,483)
Total income	38,326	43,197	37,035
Impairment loss from expected credit losses on loans at amortized cost, loan commitments and financial guarantee contracts	(4,116)	(17,984)	(1,230)
Recovery (Impairment) loss from expected credit losses on investment securities	454	273	(7)
Operating expenses (3)	(11,206)	(12,142)	(12,360)

PROFIT FOR THE PERIOD	$23,458	$13,344	$23,438

Average interest-earning assets	6,896,600	7,310,146	7,714,050
End-of-period interest-earning assets	7,096,588	7,191,443	7,627,949

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 - Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis.

(1) Interest income on interest-earning assets, net of allocated cost of funds.

(2) Net other income (loss) by Business Segment consists of the following items:

- Commercial Business Segment: net fees and commissions, gain on sale of loans at amortized cost, and net related other income.

- Treasury Business Segment: net other income from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss, gain (loss) per financial instruments at FVTOCI, and net related other income.

(3) Operating Expenses allocation methodology assigns overhead expenses based on resource consumption by business segment. Total operating expenses includes the following line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

(4) Includes loans at amortized cost, net of unearned interest and deferred fees.

(5) Includes cash and cash equivalents, financial instruments at fair value through profit or loss, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses.

18

EXHIBIT VII

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2017		December 31, 2016		March 31, 2016		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$253	4	$325	5	$190	3	$(72)	$63
BELGIUM	9	0	4	0	0	0	5	9
BERMUDA	0	0	0	0	19	0	0	(19)
BOLIVIA	5	0	19	0	27	0	(14)	(22)
BRAZIL	1,096	18	1,185	18	1,514	21	(89)	(418)
CHILE	168	3	75	1	171	2	93	(3)
COLOMBIA	749	12	762	12	759	11	(13)	(10)
COSTA RICA	362	6	403	6	341	5	(41)	21
DOMINICAN REPUBLIC	235	4	270	4	312	4	(35)	(77)
ECUADOR	297	5	319	5	245	3	(22)	52
EL SALVADOR	86	1	106	2	118	2	(20)	(32)
FRANCE	0	0	0	0	5	0	0	(5)
GERMANY	48	1	50	1	97	1	(2)	(49)
GUATEMALA	282	5	323	5	435	6	(41)	(153)
HONDURAS	80	1	74	1	111	2	6	(31)
JAMAICA	49	1	7	0	20	0	42	29
MEXICO	1,018	16	959	15	991	14	59	27
NETHERLANDS	16	0	0	0	0	0	16	16
NICARAGUA	34	1	37	1	22	0	(3)	12
PANAMA	492	8	552	8	547	8	(60)	(55)
PARAGUAY	76	1	108	2	109	2	(32)	(33)
PERU	448	7	510	8	623	9	(62)	(175)
SINGAPORE	56	1	70	1	53	1	(14)	3
SWITZERLAND	5	0	47	1	43	1	(42)	(38)
TRINIDAD & TOBAGO	204	3	193	3	147	2	11	57
UNITED STATES	76	1	73	1	47	1	3	29
URUGUAY	64	1	55	1	224	3	9	(160)
MULTILATERAL ORGANIZATIONS	8	0	11	0	26	0	(3)	(18)
OTHER	16	0	15	0	0	0	1	16

TOTAL CREDIT PORTFOLIO (1)	$6,232	100%	$6,552	100%	$7,196	100%	$(320)	$(964)

UNEARNED INTEREST AND DEFERRED FEES	(7)		(7)		(9)		0	2

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,225		$6,545		$7,187		$(320)	$(962)

(1)	Includes gross loan portfolio, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses, customers' liabilities under acceptances, loan commitments and financial guarantee contracts (including confirmed and stand-by letters of credit, and guarantees covering commercial risk).
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

19

EXHIBIT VIII

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2017		December 31, 2016		March 31, 2016		Change in Amount
COUNTRY (*)	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$253	4	$325	5	$190	3	$(72)	$63
BELGIUM	9	0	4	0	0	0	5	9
BERMUDA	0	0	0	0	19	0	0	(19)
BOLIVIA	5	0	19	0	27	0	(14)	(22)
BRAZIL	1,089	18	1,164	18	1,464	21	(75)	(375)
CHILE	163	3	70	1	160	2	93	3
COLOMBIA	719	12	732	11	707	10	(13)	12
COSTA RICA	362	6	403	6	336	5	(41)	26
DOMINICAN REPUBLIC	235	4	270	4	312	5	(35)	(77)
ECUADOR	297	5	319	5	245	4	(22)	52
EL SALVADOR	86	1	106	2	118	2	(20)	(32)
FRANCE	0	0	0	0	5	0	0	(5)
GERMANY	48	1	50	1	97	1	(2)	(49)
GUATEMALA	282	5	323	5	435	6	(41)	(153)
HONDURAS	80	1	74	1	111	2	6	(31)
JAMAICA	49	1	7	0	20	0	42	29
MEXICO	998	16	939	15	901	13	59	97
NETHERLANDS	16	0	0	0	0	0	16	16
NICARAGUA	34	1	37	1	22	0	(3)	12
PANAMA	480	8	540	8	514	7	(60)	(34)
PARAGUAY	76	1	108	2	109	2	(32)	(33)
PERU	448	7	510	8	616	9	(62)	(168)
SINGAPORE	56	1	70	1	53	1	(14)	3
SWITZERLAND	5	0	47	1	43	1	(42)	(38)
TRINIDAD & TOBAGO	195	3	184	3	139	2	11	56
UNITED STATES	76	1	73	1	47	1	3	29
URUGUAY	64	1	55	1	224	3	9	(160)
OTHER	16	0	15	0	0	0	1	16

TOTAL COMMERCIAL PORTFOLIO (1)	$6,141	100%	$6,444	100%	$6,914	100%	$(303)	$(773)

UNEARNED INTEREST AND DEFERRED FEES	(7)		(7)		(9)		0	2

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INTEREST & DEFERRED FEES	$6,134		$6,437		$6,905		$(303)	$(771)

(1)	Includes gross loan portfolio, customers' liabilities under acceptances, loan commitments and financial guarantee contracts (including confirmed and stand-by letters of credit, and guarantees covering commercial risk).
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

20

EXHIBIT IX

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2017		December 31, 2016		March 31, 2016		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$7	8	$21	20	$50	18	$(14)	$(43)
CHILE	5	6	5	5	11	4	0	(6)
COLOMBIA	30	33	30	27	52	18	0	(22)
COSTA RICA	0	0	0	0	5	2	0	(5)
MEXICO	20	23	20	19	90	32	0	(70)
PANAMA	12	13	12	11	33	12	0	(21)
PERU	0	0	0	0	7	3	0	(7)
TRINIDAD & TOBAGO	9	9	9	8	8	3	0	1
MULTILATERAL ORGANIZATIONS	8	8	11	10	26	9	(3)	(18)

TOTAL TREASURY PORTOFOLIO (1)	$91	100%	$108	100%	$282	100%	$(17)	$(191)

(1)	Includes financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses. Excludes the Bank's former participation in the investment funds.

21

EXHIBIT X

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY			Change in Amount
	(A)	(B)	(C)
COUNTRY (*)	1Q17	4Q16	1Q16	(A) - (B)	(A) - (C)

ARGENTINA	$45	$174	$62	$(129)	$(17)
BELGIUM	5	4	0	1	5
BOLIVIA	1	4	12	(3)	(11)
BRAZIL	180	208	94	(28)	86
CHILE	176	59	20	117	156
COLOMBIA	307	321	182	(14)	125
COSTA RICA	164	202	93	(38)	71
DOMINICAN REPUBLIC	254	180	181	74	73
ECUADOR	334	256	174	78	160
EL SALVADOR	44	49	66	(5)	(22)
FRANCE	0	0	5	0	(5)
GUATEMALA	179	148	250	31	(71)
HONDURAS	51	36	39	15	12
JAMAICA	65	7	20	58	45
MEXICO	1,075	965	611	110	464
NETHERLANDS	16	0	13	16	3
NICARAGUA	15	19	8	(4)	7
PANAMA	163	270	180	(107)	(17)
PARAGUAY	4	10	22	(6)	(18)
PERU	209	294	263	(85)	(54)
SINGAPORE	22	59	13	(37)	9
SWITZERLAND	0	27	46	(27)	(46)
TRINIDAD & TOBAGO	59	166	69	(107)	(10)
UNITED STATES	46	35	0	11	46
URUGUAY	48	32	0	16	48
OTHER	10	6	0	4	10

TOTAL CREDIT DISBURSED (1)	$3,472	$3,531	$2,423	$(59)	$1,049

(1)	Includes gross loan portfolio, financial instruments at FVTOCI and securities at amortized cost, gross of the allowance for expected credit losses, loan commitments and financial guarantee contracts (including confirmed and stand-by letters of credit, and guarantees covering commercial risk).
(*)	Risk in countries outside the Region related to transactions carried out in the Region.

22